July 22, 2013

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Internet Infinity Inc.

I was previously the independent registered public accounting firm for Internet Infinity Inc. Under the date of July 2, 2012,1 reported on the financial statements of Internet Infinity Inc. as of March 31, 2012 and 2011, and for each of the two years ended March 31, 2012 and 2011.

Effective April 22, 2013 I was dismissed as the independent registered public accounting firm. I have read Internet Infinity Inc.’s disclosures included in Item 4.01 “Changes in Registrant’s Certifying Accountant” on Internet Infinity Inc.’s Form 8-K dated July 18, 2013 to be filed with the Securities and Exchange Commission and I agree with such statements as they pertain to John Kinross-Kennedy.

Very truly yours,

/s/ John Kinross-Kennedy
John Kinross-Kennedy